UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          ACE AVIATION HOLDINGS INC.
                          --------------------------
                               (Name of Issuer)

                             Class B Voting Shares
                             ---------------------
                        (Title of Class of Securities)

                                   00440P102
                               ----------------
                                (CUSIP Number)

                                 John Maynard
                            West Face Capital Inc.
                        2 Bloor Street East, Suite 810
                           Toronto, Ontario M4W 1A8
                                 647-724-8911
                                 ------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 18, 2009
                                -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

                                                              Page 2 of 7 Pages

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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     WEST FACE CAPITAL INC.
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     WC
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

     |_|
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  6. Citizenship or Place of Organization

     CANADA
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               7.       Sole Voting Power
 Number of
   Shares               None
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             840,900
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        None
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        840,900
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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     840,900
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     8.85% based on 9,497,000 shares outstanding.
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO, IA
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

                                                              Page 3 of 7 Pages

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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GREGORY A. BOLAND
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Canada
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               3,148
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             840,900
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        3,148
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        840,900
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     844,048
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     8.89% based on 9,497,000 shares outstanding.
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN, HC
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

                                                              Page 4 of 7 Pages

            This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed by West Face Capital Inc. ("West Face") and Gregory A. Boland ("Mr. Boland"), (collectively, the "Reporting Persons") with the Securities and Exchange Commission ("the Commission") on February 9, 2009 (collectively, the "Schedule 13D"). Except as set forth below, all Items of the
Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings described to such terms in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration

            Item 3 of the Statement is hereby amended to add the following information for updating as of February 18, 2009.

            Since December 20, 2008 (60 days prior to the date of the event requiring the filing of this statement), Shares acquired by the Reporting Persons were acquired for the account of WFCLP. The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $2,331,849 CAD. WFCLP and Mr. Boland each had prior acquisitions with respect to the Issuer that were not reportable pursuant to Regulation D-G. The source of funds for these acquisitions was the working capital of WFCLP.

            The securities held for WFCLP and Mr. Boland may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 5 of 7 Pages

Item 5.     Interest in Securities of the Issuer

            Item 5 of the Statement is hereby amended to add the following information for updating as of February 18, 2009.

            The number of Shares outstanding as of February 18, 2009, was 9,497,000 based on available market data.

            (a) Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 840,900 shares (approximately 8.85% of the total number of Shares outstanding). This amount consists of 840,900 Shares held for the account of WFCLP.

            (a)(1) Mr. Boland may be deemed to be the beneficial owner of 844,048 Shares (approximately 8.89% of the total number of Shares outstanding). This amount consists of: (A) 840,900 Shares held for the account of WFCLP and
(B) 3,148 Shares held for the account of Mr. Boland.

            (b) Each of West Face and Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 840,900 Shares that they may be deemed to beneficially own as set forth above.

            (b)(1) Mr. Boland may be deemed to have sole power to direct the voting and disposition of the 3,148 Shares that he may be deemed to beneficially own as set forth above.

            (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since December 20, 2008 (60 days prior to the date of the event requiring the filing of this statement), by any of the Reporting Persons, other than those transactions reported on the initial Schedule 13D.

            (d) Not applicable.

            (e) Not applicable.

            The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

                                                              Page 6 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 2009                   WEST FACE CAPITAL INC.


                                           By: /s/ John Maynard
                                               ----------------
                                           Name:  John Maynard
                                           Title: Chief Financial Officer

Date:  February 25, 2009                   GREGORY A. BOLAND
                                           By: /s/ Gregory A. Boland
                                               ---------------------

                                                              Page 7 of 7 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                           ACE AVIATION HOLDINGS INC.


A.    Transactions for the account of West Face Long Term Opportunities Limited
      Partnership:

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Date of Transaction     Nature of Transaction  Number of Shares  Price per Share
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      02/02/2009              PURCHASE                   11,600       $8.057 CAD
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      02/03/2009              PURCHASE                    9,300       $8.055 CAD
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      02/13/2009              PURCHASE                    2,600       $7.209 CAD
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      02/13/2009              PURCHASE                      400       $7.220 CAD
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      02/18/2009              PURCHASE                  100,000       $7.003 CAD
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